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VERTEX PHARMACEUTICALS INCORPORATED 130 WAVERLY STREET • CAMBRIDGE, MA 02139-4242 TEL. 617.444.6100 • FAX 617.444-6483 http://www.vrtx.com

February 14, 2005

Filed by EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Sonia Barros, Esq.

  Re:
  Vertex Pharmaceuticals Registration Statement on Form S-3/A
  SEC File No. 333-120055

Ladies and Gentlemen:

        Reference is hereby made to a certain pre-effective Amendment No. 2 to the Registration Statement on Form S-3/A of Vertex Pharmaceuticals Incorporated (the "Registrant"), registration number 333-120055 (the "Amended Registration Statement") filed earlier today.

        In connection with the Registrant's request for effectiveness of the Amended Registration Statement, the Registrant confirms that:

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  should the Commission or the Staff, acting pursuant to delegated authority, declare the Amended Registration Statement effective, it does not foreclose the Commission or the Staff from taking any action with respect to the Amended Registration Statement;

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  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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  the Registrant may not assert any such action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        The Registrant hereby requests that the Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3/A to become effective at 4:45 p.m., Eastern Time, on February 14, 2005.

Very truly yours,
/s/ JEFFREY P. DONOHUE Jeffrey P. Donohue Corporate Counsel Vertex Pharmaceuticals Incorporated